UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-9576

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

OWENS-ILLINOIS, INC. LONG-TERM SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

O-I GLASS, INC.

One Michael Owens Way

Perrysburg, Ohio 43551-2999

Owens-Illinois, Inc.

Long-Term Savings Plan

Financial Statements

and Supplemental Schedule

Years ended December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of Owens-Illinois, Inc. Long-Term Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Owens-Illinois, Inc. Long-Term Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2023 and 2022, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2023 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1987.

Toledo, Ohio

June 24, 2024

Owens-Illinois, Inc.

Long-Term Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2023	2022
Assets:

Interest in investments of the Trust	$296,480,262	$260,798,660

Notes receivable from participants	18,002,277	16,084,829

Net assets available for benefits	$314,482,539	$276,883,489

The accompanying notes are an integral part of the financial statements.

Owens-Illinois, Inc.

Long-Term Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31,
	2023	2022
Interest in investment gain (loss) of the Trust	$37,712,980	$(29,360,834)

Contributions:
Participant	18,734,004	18,243,232
Employer	10,057,271	9,179,075

Interest income due to notes receivable from participants	1,015,312	728,732
Participant withdrawals	(27,482,928)	(29,168,116)
Administration fees	(382,614)	(402,560)

Increase (decrease) in net assets available for benefits prior to transfers	39,654,025	(30,780,471)

Plan to plan transfers-in	138,992	182,403
Plan to plan transfers-out	(2,193,967)	(2,190,426)

Net assets available for benefits at beginning of year	276,883,489	309,671,983

Net assets available for benefits at end of year	$314,482,539	$276,883,489

The accompanying notes are an integral part of the financial statements.

Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements

December 31, 2023

1. Plan Description

The Owens-Illinois, Inc. Long-Term Savings Plan (the “Plan”) was adopted by O-I Glass, Inc. (the “Company”) for the benefit of eligible U.S. hourly employees of the Company and certain of its subsidiaries and affiliates.

The Plan’s investments are held in the Owens-Illinois, Inc. Master Savings Trust (the “Trust”) administered by the O-I Glass, Inc. Employee Benefits Committee (the “Committee”). The Plan’s Trustee is John Hancock (the “Trustee”) and recordkeeping is managed by John Hancock (the “Recordkeeper”), along with the assets of another defined contribution plan of the Company.

The Plan is a defined contribution plan which provides eligible employees, upon completion of the required service period, the opportunity to make pretax and/or after-tax contributions, in specific percentages, within guidelines established by the Company. Certain participants are auto enrolled 30 days after first becoming eligible to participate in the Plan in the amount of a 2% or 4% contribution of their compensation on a pretax basis, based on the facility in which the participant is employed. This deemed election will remain in effect until such time as the participant elects to change the percentage of compensation deferred to the Plan. If a participant is automatically enrolled or affirmatively elects to defer a portion of eligible earnings less than 8% or 20%, based on the facility in which the participant is employed, the participant’s deferral percentage will automatically be increased by 1% each year, unless the participant opts out of such increases or the participant’s deferral percentage has been increased to 8% or 20% of their compensation, based on the facility in which the participant is employed. Participant contributions are immediately fully vested and may be divided at the participant’s discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of compensation to be contributed each pay period; any such changes shall be effective on the next pay period.

Based on the facility in which the participant is employed, the Company contributes a matching amount of the participant’s pretax contributions not to exceed 4% or 5% of the participant’s compensation or amounts based on a stipulated rate per hour. Also based on the facility in which the participant is employed, the Company contributes an additional Employer Base Contribution to the Plan of 3% of the participant’s compensation, or 3.75% to 4.75% of the participant’s compensation based on years of service. All Company contributions are specified by various labor contracts and are immediately fully vested. Company contributions may be invested in the O-I Glass, Inc. Company Stock Fund, however, participants are allowed to transfer Company contributions from the Company Stock Fund at any time. Company contributions not invested in the O-I Glass, Inc. Company stock fund are invested in accordance with the participant’s current choice of investment options. All contributions are subject to certain limitations of the Internal Revenue Code (the “Code”).

Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings, and is charged with an allocation of administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. Allocations of plan administrative expenses are based on the participant’s account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2023

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass through election for its participants.

Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. The Trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The Trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Committee directs the Trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution or other assets from another qualified plan.

With certain exceptions, participants may transfer existing fund balances among the various investment funds daily. Transfers into the Company Stock Fund will not be permitted until 90 days after the last transfer out. There are no restrictions on the frequency of transfers out of the Company Stock Fund.

Upon separation from service with the Company due to death, disability, retirement or termination, a participant may elect to receive either a lump sum or may elect installment payments on a monthly basis. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant’s account. In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and applicable collective bargaining agreements.

The information above is intended as a general description of the Plan’s operating guidelines.  Reference should be made to the Plan document for more specific provisions.

Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2023

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are loans of a portion of the participants’ existing account balance that the Plan permits participants to borrow. Loans are made subject to certain conditions and limitations specified in the Plan and are repaid in weekly installments, including interest.  The Plan allows active participants to only have three loans (only one of which can be used to purchase the participant’s primary residence) outstanding at any time. The minimum amount allowed by the Plan for a loan is $500 and the maximum loan amount available to a participant is determined by their account balance. The Plan allows a participant to borrow up to the lesser of (i) 50% of their account balance or (ii) $50,000. The maximum term of loans is five years, with the exception of home loans for the purchase of a primary residence, for which the maximum term is ten years.  Participants’ loans are collateralized by their account balances.  The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%.  Repayments of loans, including the interest portion thereof, are reinvested on the participants’ behalf in accordance with their current choice of investment options.  Participants are charged a transaction fee for each new loan initiated.  The amount of the fee is $50 for a nonresidential loan and $100 for a residential loan.  The fee is deducted from the participant’s account when the loan is processed.  Notes receivable from participants are valued at their unpaid principal balances plus accrued interest. Interest income on notes receivable from participants is recorded when earned.

Basis of Presentation and Plan Investments

The accompanying financial statements reflect the Plan’s total interest in the net assets and transactions of the Trust as allocated by the Recordkeeper and any such other investments and transactions related solely to the Plan. Net assets, as well as earnings and losses, of the Trust are allocated to the Plan based on the sum of the individual accounts of the Plan’s participants. The Trust also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

The Plan has specific interests in certain investments of the Trust based on account balances of the participants and their investment options. The Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Trust.

Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2023

The following tables present the net assets of the Trust and the Plan’s interest in the Trust:

	December 31, 2023
	Trust Balances	Plan’s Interest in Trust Balances
Common/collective trust funds	$375,627,070	$159,147,494
Mutual funds	161,418,250	50,901,889
Pooled separate account	84,776,859	45,362,087
Common stock	72,592,638	38,584,094
Self-directed brokerage account	10,129,763	2,484,698
Total net assets	$704,544,580	$296,480,262

Plan’s interest as a percentage of the Trust		42%

	December 31, 2022
	Trust Balances	Plan’s Interest in Trust Balances
Common/collective trust funds	$298,170,031	$125,449,815
Mutual funds	147,861,705	46,836,685
Pooled separate account	83,105,603	44,585,027
Common stock	80,594,972	42,220,149
Self-directed brokerage account	5,983,507	1,706,984
Total net assets	$615,715,818	$260,798,660

Plan’s interest as a percentage of the Trust		42%

The investment income of the Trust are as follows:

	Year Ended December 31,
	2023	2022
Interest and dividends	$4,968,208	$2,878,373
Net appreciation (depreciation) in fair value of investments	93,279,835	(90,640,860)
Total investment income (loss)	$98,248,043	$(87,762,487)

Plan’s interest in investment income (loss) of the Trust	$37,712,980	$(29,360,834)

Investment Valuation and Income Recognition

Investments held by the Trust are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2023

Tax Status

The Plan has received a determination letter from the IRS dated October 16, 2014, stating that the Plan is qualified under Section 401(a) of the Code and therefore the related trust is tax-exempt. Subsequent to this determination by the IRS, the Plan was amended. The Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Plan Expenses

Plan expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedule.  Actual results could differ from those estimates and assumptions.

Risk and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2023

3. Fair Value Measurements

Generally accepted accounting principles (“GAAP”) define fair value as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.  GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs for which there is little or no market data, which requires the Company to develop assumptions.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation techniques and inputs used for each general type of assets measured at fair value:

Common/collective trust funds: The common/collective trust funds are valued at the net asset value (“NAV”) provided by the administrator of the fund.

Common stock: Consists of the Company’s stock valued using quoted market prices on the last business day of the year.

Mutual funds: The shares of mutual funds are valued at quoted market prices which represent the NAV of shares held by the Plan at year-end.

Pooled separate account: The pooled separate account is valued at the NAV provided by the administrator of the fund.

Self-directed brokerage account: This investment is comprised of cash and cash equivalents, mutual funds, common stock, exchange-traded funds, and other assets as permitted by the Plan document. All investments are stated at fair value. The fair values of the mutual funds, common stock, exchange-traded funds, and other assets are determined on the basis of quoted market prices in an active market.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. No transfers between levels occurred during 2023 or 2022.

Owens-Illinois, Inc.

Long-Term Savings Plan

Notes to Financial Statements — Continued

December 31, 2023

The following table sets forth by level, within the fair value hierarchy, the Trust’s assets at fair value:

	December 31, 2023
	Level 1	Level 2	Level 3	Total
Common/collective trust funds	$375,627,070	$—	$—	$375,627,070
Mutual funds	161,418,250	—	—	161,418,250
Pooled separate account	84,776,859	—	—	84,776,859
Common stock	72,592,638	—	—	80,594,972
Self-directed brokerage account	10,129,763	—	—	10,129,763

Total assets at fair value	$704,544,580	$—	$—	$704,544,580

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Common/collective trust funds	$298,170,031	$—	$—	$298,170,031
Mutual funds	147,861,705	—	—	147,861,705
Pooled separate account	83,105,603	—	—	83,105,603
Common stock	80,594,972	—	—	80,594,972
Self-directed brokerage account	5,983,507	—	—	5,983,507

Total assets at fair value	$615,715,818	$—	$—	$615,715,818

Owens-Illinois, Inc.

Long-Term Savings Plan

Employer Identification No. 22-2781933

Plan No. 017

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2023

	Shares or
	Principal	Fair
Description	Amount	Value
*Notes receivable from participants	Interest rates ranging from 3.75% to 9.50%, various maturity dates	$18,002,277

*Party-in-interest

Owens-Illinois, Inc.

Long-Term Savings Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Owens-Illinois, Inc. Long-Term Savings Plan

Dated: June 24, 2024	By:	O-I Glass, Inc.
Employee Benefits Committee

	By:	/s/ Michael Buchs
Michael Buchs
Member of the Employee Benefits Committee